Exhibit 19.1
Effective January 30, 2026

RALLIANT CORPORATION

INSIDER TRADING POLICY

1.    BACKGROUND AND PURPOSE

United States securities laws prohibit all directors and employees of Ralliant Corporation and its subsidiaries (collectively, “Ralliant” or the “Company”) from trading Company securities while aware of material non-public information about the Company and from sharing such information with others. These laws impose severe penalties on individuals who violate them, including imprisonment. The size of the transaction or the amount of profit received does not have to be significant – even small insider trading violations may be monitored, aggressively investigated, and prosecuted. The purpose of this Policy is to promote compliance with all applicable laws regarding securities trading.

2.    PERSONS COVERED BY THIS POLICY

This Policy applies to (i) all directors and employees of Ralliant, (ii) all family members of any Ralliant director or employee who share the same address as, or are financially dependent on, such director or employee, any other person (other than a tenant or employee) sharing such director’s or employee’s household, and any other person whose transactions in securities covered by this Policy are directed by such director or employee or are subject to their influence or control (such as parents or children who consult with them before trading in such securities) (collectively, “Immediate Family Members”), (iii) other persons whom Ralliant notifies, such as certain independent contractors or consultants, and (iv) all trusts or other entities (other than the Company) as to which any of the persons referenced in clauses (i) to (iii) above exercises voting or investment control (collectively, “Controlled Entities”). The persons and entities described in clauses (i) to (iv) above are referred to in this Policy as “you” or “Covered Persons.” All directors and employees of Ralliant are responsible for ensuring that their Immediate Family Members and Controlled Entities comply with this Policy. It is also Company policy to comply with applicable securities laws concerning trading in Ralliant securities on Ralliant’s behalf.

3.    REQUIREMENTS APPLICABLE TO ALL COVERED PERSONS

3.1    Prohibition on Insider Trading. You may not purchase, sell, or otherwise engage in a transaction relating to any Company securities, or recommend to another person that they do so, while you are aware of any material non-public information (as described below in Frequently Asked Questions 2, 3, and 4) concerning the Company. This prohibition includes entry into event contracts or activity on prediction markets related to the Company or Company securities.

3.2    Prohibition on Tipping. You may not communicate, “tip,” or disclose material non-public information concerning the Company to any other person, regardless of whether or not you intend to realize a profit thereby, except (i) persons within Ralliant whose jobs require them to have such information or (ii) persons outside Ralliant where such disclosure is made in accordance with your job responsibilities or required by applicable law. This prohibition does not restrict your ability to report violations or suspected violations of law or Company policy in accordance with the Company’s Speak Up! or whistleblower policies or procedures.

3.3    Applicability to Other Companies’ Securities. You may not purchase, sell, or otherwise engage in a transaction relating to the securities of another company, or recommend to another person that they do so, while you are aware of any material non-public information concerning that company that you learned in the course of your service to Ralliant. Additionally, you may not communicate, “tip,” or disclose any such material non-public information to any other person, except (i) persons within Ralliant whose jobs require them to have such information and (ii) persons outside Ralliant where such disclosure is made in accordance with your job responsibilities or required by applicable law. This prohibition does not restrict your ability to report violations or suspected violations of law or Company policy in accordance with the Company’s Speak Up! or whistleblower policies or procedures.

3.4.    Exempt Transactions. The prohibitions set forth in this Policy do not apply to the following transactions (each, an “Exempt Transaction”):

•exercises or vestings of stock options or other equity awards under any Ralliant equity compensation plan or the surrender of shares to the Company to pay the exercise price or satisfy any tax withholding obligations, in each case as permitted by the applicable plan and award agreement (provided, however, that the prohibitions set forth in this Policy do apply to the sale of any of the underlying shares, including sales into the market to pay the exercise price for the shares or to satisfy any tax withholding obligations);
•acquisitions into the Ralliant securities fund under the Company’s 401(k) plan which are made pursuant to standing instructions not entered into or modified while you are aware of material non-public information or (with respect to Blackout Personnel (as defined below)) subject to a blackout period;
•automatic reinvestments of dividends pursuant to a dividend reinvestment program (“DRIP”) (provided, however, that the prohibitions set forth in this Policy do apply to any elections or changes in elections under the DRIP);
•transactions made pursuant to a written plan or contract that complies with the terms of Rule 10b5-1(c) (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Appendix A of this Policy; and
•other transactions to the extent authorized in advance by the administrator of this policy (the “Administrative Officer”), who is Ralliant’s Chief Legal and Government Affairs Officer (“Chief Legal Officer”) or his or her designee.

3.5    Additional Restrictions. You may not engage at any time in:

•short sales of Ralliant securities (i.e., selling more Ralliant securities than one owns, a technique used to speculate on a decline in price), including a “sale against the box” (a sale with delayed delivery);
•transactions in any derivative of a Ralliant security, such as puts, calls, or other options (except for instruments granted under a Ralliant equity compensation plan);
•other transactions designed to hedge or offset any decrease in the market value of Ralliant securities, such as collars, equity swaps, exchange funds, and prepaid variable forward sale contracts; or
•holding Ralliant securities in a margin account or otherwise pledging Ralliant securities as collateral under any obligation, including for a loan.

4.    ADDITIONAL REQUIREMENTS APPLICABLE TO CERTAIN PERSONS

4.1    Persons Subject to Preclearance. The preclearance requirements set forth in Section 4.2 apply at all times to (i) all directors and Section 16 Officers (as defined below) and (ii) any other persons notified from time to time by the Administrative Officer, and in each of case (i) and (ii), all Immediate Family Members and all Controlled Entities of such persons (collectively, “Preclearance Personnel”).

4.2    Preclearance Requirements. No Preclearance Personnel may purchase, sell, or otherwise engage in a transaction involving Company securities, unless such person preclears the transaction with the Chief Legal Officer or his or her designee, provided, that the Chief Legal Officer may not buy, sell, or otherwise engage in a transaction involving Ralliant securities unless the transaction has been precleared by the Chief Executive Officer.

A request for preclearance must be made in accordance with the procedures set forth on Appendix B. The Chief Legal Officer or his or her designee will evaluate a preclearance request in light of this Policy and the relevant facts and circumstances and shall have sole discretion to decide whether to clear any contemplated transaction. All trades that are precleared must be executed within four business days following receipt of the preclearance (unless a specific exception has been granted by the Chief Legal Officer or his or her designee). A precleared trade (or any portion of a precleared trade) that has not been executed during such period must be precleared again by means of a new preclearance request prior to execution.

Notwithstanding receipt of preclearance, if the person who received the preclearance becomes aware of material non-public information or becomes subject to a blackout period before the transaction is executed, the transaction may not be completed. The fact that a particular intended trade has been denied preclearance should itself be treated as material non-public information.

4.3    Limitation on Liability. None of the Company, the Chief Legal Officer, the Administrative Officer, nor any of the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for preclearance submitted pursuant to Section 4.2 or for any other administrative action related to this Policy. Notwithstanding any preclearance of a transaction pursuant to Section 4.2 or notice of a transaction pursuant to Section 4.7, none of the Company, the Chief Legal Officer, the Administrative Officer, nor any of the Company’s other employees assumes any liability for the legality or consequences of such transaction to the person engaging in or adopting such transaction.

4.4.    Persons Subject to Regular Blackout Periods. The provisions of Section 4.5 apply to (i) all Preclearance Personnel and (ii) any other persons notified from time to time by the Administrative Officer and all Immediate Family Members and Controlled Entities of such other persons (collectively, the “Blackout Personnel”).

4.5    Regular Blackout Periods. No Blackout Personnel may purchase, sell, or otherwise engage in a transaction involving any Company securities during the period beginning on the first day of the last calendar month of any Ralliant fiscal quarter and ending upon the completion of the first full trading day after the public announcement of earnings for such quarter (each such period, a “regular blackout period”).

4.6    Special Blackout Periods. The Company may from time to time notify certain persons that an additional blackout period (a “special blackout period”) is in effect in view of significant events or developments involving the Company. In such event, no such individual may purchase, sell, or otherwise engage in a transaction involving any Company securities during such special blackout period or inform anyone else that a special blackout period is in effect. In this Policy, regular blackout periods and special blackout periods are each referred to as a “blackout period.”

4.7    Section 16 Requirements. The U.S. securities laws impose additional requirements on certain transactions by corporate “insiders.” Section 16 of the Exchange Act (“Section 16”) applies to every person who is the beneficial owner of more than 10% of the outstanding common stock (or any other class of registered equity securities) of Ralliant and to each director and certain officers specified in Section 16 (“Section 16 Officers”) of Ralliant (collectively, “Section 16 Insiders”). Under certain circumstances, transactions after a Section 16 Insider ceases to be a director or employee of Ralliant may also be subject to and reportable under Section 16.

In addition to the preclearance requirements referenced in Section 4.2, each Section 16 Insider must notify the Administrative Officer by sending an email to preclearance@ralliant.com prior to executing any Exempt Transaction (and must also notify the Administrative Officer following completion of the transaction).

5.    REPORTING VIOLATIONS; PENALTIES FOR VIOLATION; POST-TERMINATION TRANSACTIONS

5.1    Reporting Violations. If you violate this Policy or any applicable laws referenced herein, or become aware of any violation or potential violation of this Policy or of the applicable laws referenced herein, you must report such violation immediately to the Administrative Officer.

5.2    Penalties for Violations. Violation of any provision of this Policy is grounds for disciplinary action by the Company, up to and including termination of employment. In addition, you may be subjected to both criminal and civil liability for violations of securities laws.

5.3    Post-Termination Transactions. Certain obligations under this Policy continue to apply to transactions in Company securities even after termination of service to the Company. If you are in possession of material non-public information when your service terminates, you may not trade in Company securities until that information has become public or is no longer material, due to the passage of time or otherwise. In addition, if you were subject to a blackout period at the time of termination, then you remain subject to the blackout period for its full duration under this Policy.

FREQUENTLY ASKED QUESTIONS

1.Q:    What securities of Ralliant are covered by this Policy?

A:    This Policy applies to all Ralliant securities (e.g., common stock, preferred stock, bonds, warrants, stock options, and other derivative securities, whether or not issued by the Company, such as exchange-traded put and call options), not just Ralliant common stock, but does not apply to transactions in broad-based mutual or index funds.

2.Q:    When is information considered “material”?

A:    Information concerning a company is considered material if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, sell, or hold securities of that company. Any information that could reasonably be expected to affect the price of that security is material.

3.Q:    What are common examples of potentially material information?

A:     Common examples of potentially material information with respect to a given company include, but are not limited to:

•financial performance, particularly quarterly and year-end revenue and earnings
•company projections of future earnings or losses or other earnings guidance
•a potential material merger, acquisition, divestiture, joint venture, or other transaction, even if negotiations are preliminary in nature
•business plans or strategies
•a significant change in management or the Board of Directors
•significant regulatory actions, significant actual or potential litigation or investigations, or significant developments or resolutions of the same
•a major contract award or cancellation of an existing, major contract
•introduction of a new product, technology, or service or developments with respect to existing products, technologies, and services
•the gain or loss of significant customers, suppliers, or financing sources
•a cybersecurity incident, attack, or breach that may adversely impact the company’s business, reputation, or share value
•changes in critical accounting policies or practices
•extraordinary borrowings or liquidity problems
•a planned offering or sale of the company’s securities or a repurchase of securities by the company
•a change in auditors, potential restatement of financial statements, or auditor notification that the company may no longer rely on an auditor’s audit report
•a significant change in dividend policy
•the declaration of a stock split
•a significant change in the company’s credit rating

4.Q:    When is information “non-public”?

A:    For purposes of this Policy, information is considered non-public until one full trading day after it has been widely disseminated to the public through a press release or a report filed or furnished with the U.S. Securities and Exchange Commission. By way of illustration, if Ralliant disseminated non-public information before market open on a Monday, that information would be considered non-public until after market close on Monday. If Ralliant disseminated non-public information after market close on Monday, that information would be considered non-public until after market close on Tuesday.

5.Q:    Are gifts and estate planning transfers subject to this Policy?

A:    Gifts are generally subject to this Policy. However, bona fide gifts of the Company’s securities where the donor has taken appropriate steps preapproved by the Administrative Officer to ensure that the recipient will not sell such securities while the donor is aware of material non-public information are not subject to the trading restrictions in this Policy. In addition, the trading restrictions in this Policy do not apply to transfers of securities made (without any return payment) to family trusts or to other estate planning transactions, provided that (i) you and your Immediate Family Members are the only persons that control any disposition of the transferred securities, (ii) you and your Immediate Family Members are the sole beneficiaries of the trust or other entity to which the securities are transferred and remain the beneficial owners of such securities after such transfer, (iii) the terms of the transfer ensure that the securities remain subject to the same trading restrictions that apply to you, and (iv) the transfer is preapproved by the Administrative Officer.

6.Q:    What is considered a transaction in securities by a Covered Person?

A:    For purposes of this Policy, transactions in securities by a Covered Person may include, without limitation, (i) transactions in securities held in joint accounts or accounts of Controlled Entities, (ii) transactions in securities as to which a Covered Person acts as trustee, executor, or custodian, and (iii) transactions in securities for the benefit of any Covered Person.

7.Q:    When is a transaction deemed to occur?

A:    For purposes of this Policy, a transaction involving securities is deemed to occur at the time you become irrevocably committed to it (for example, in the case of an open-market purchase or sale, this occurs when the trade is executed, not when it settles).

8.Q:    Who can I ask questions about this Policy?

A:    If you have any questions regarding any provisions or procedures of this Policy or the requirements of applicable laws, you may email the Administrative Officer at preclearance@ralliant.com.

APPENDIX A

RULE 10B5-1 TRADING PLAN REQUIREMENTS

Overview. Rule 10b5-1 establishes an affirmative defense against insider trading liability so that purchases or sales can be made even if a person is aware of material non-public information at the time the purchase or sale occurs. Trading plans that are established to rely on Rule 10b5-1 are known as “10b5-1 trading plans” or simply as “trading plans” or “plans.”

To rely on the affirmative defense in Rule 10b5-1, you must demonstrate the following:

•the transaction occurred pursuant to a binding contract, specific instruction, or written plan adopted in good faith at a time when you were not aware of material non-public information;
•you have acted in good faith with respect to the plan; and
•you have complied with the other requirements of Rule 10b5-1, including applicable cooling-off periods, requirements as to the substance of the plan, and certain other prohibitions and limitations.

This Appendix contains important information regarding trading plans and Rule 10b5-1, but you are ultimately responsible for ensuring that any trading plan you adopt complies with the requirements of this Policy and Rule 10b5-1.

    Implementation Period. You may not implement or amend a trading plan:

•while you are aware of material non-public information; or
•for Blackout Personnel, during any blackout period.

For purposes of this Appendix A, “amendments” do not include ministerial amendments to trading plans, such as changes in address, that do not affect the terms of the trading plan.

    Structure. All trading plans must be in writing and must:

•specify the amount, price, and date of the transaction(s);
•include a written formula, algorithm, or computer program for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or
•preclude you from exercising any subsequent influence over how, when, or whether to effect purchases or sales (provided that any other person who does exercise such influence must not be aware of material non-public information when doing so).

    Section 16 Insider Representations. All trading plans adopted or modified by a Section 16 Insider must include a written representation certifying to the Company that he or she (i) is not aware of material non-public information about Ralliant or its securities and (ii) is adopting or modifying the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

    Review. All proposed trading plans, including any proposed amendments, and any proposed early termination of a trading plan, must be submitted to the Administrative Officer (or,

if submitted by the Administrative Officer, to (i) the Chief Executive Officer in the case of the Chief Legal Officer serving as Administrative Officer or (ii) the Chief Legal Officer in the case of any designee serving as Administrative Officer) for review and approval prior to implementation or termination.

    Cooling-off Period. No transaction may be made under any trading plan:

•if you are a Section 16 Insider, until after the later of (i) 90 days following implementation of, or any amendment to, the plan, or (ii) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or amended (but, in any event, no more than 120 days from the implementation of, or any amendment to, the plan); or
•if you are not a Section 16 Insider, until after 30 days following implementation of, or any amendment to, the plan.

In the case of an amendment, the prior terms of the plan will continue to control during the cooling-off period.

If a trading plan is terminated prior to its expiration date, you may not commence trading under a subsequent trading plan until after the cooling-off period that would apply if the subsequent trading plan were adopted on the date that the earlier plan was terminated (the “effective cooling-off period”).

    Suspension or Termination at Ralliant’s Request. All trading plans must permit you to suspend transactions under the plan, or terminate the plan, at any time at the request of Ralliant. If you suspend or terminate a plan prior to its scheduled expiration date, you must notify the Administrative Officer prior to such suspension or termination. If you are the Administrative Officer, you must provide prior notice to (i) the Chief Executive Officer in the case of the Chief Legal Officer serving as Administrative Officer or (ii) the Chief Legal Officer in the case of any designee serving as Administrative Officer.

    Prohibitions Against Multiple, Overlapping Plans for Open Market Trades. You may not have more than one active Rule 10b5-1 plan for open market purchases or sales of Company securities, unless the other plans only authorize an agent to sell such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock units, provided you do not otherwise control the timing of such sales (“sell-to-cover Rule 10b5-1 plans”).

You may, however, maintain two separate Rule 10b5-1 plans for open market purchases or sales of Company securities if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. If the first plan is terminated early, the first trade under the later-commencing plan must not be scheduled to occur until after the effective cooling-off period following the termination of the earlier plan.

    Limitations on Single-Trade Arrangements. During any 12-month period, you may only adopt one plan designed to effect the open market purchase or sale of all securities subject to the plan as a single transaction. A plan will not be treated as a single-trade plan if, for example, it gives your agent discretion over whether to execute the plan as a single transaction. Sell-to-cover Rule 10b5-1 plans are exempt from this limitation.

    Other Rule 10b5-1 Plan Considerations. You are also encouraged to consider the following additional practices:

•Consider refraining from engaging in transactions involving Ralliant securities outside the plan while the plan is in effect.
•Consider adopting a trading plan with a duration of not less than six months nor more than 18 months (plans with a shorter or longer duration may, however, be appropriate depending on the circumstances).

APPENDIX B

TRADING PRECLEARANCE PROCEDURES
1.    You must submit all preclearance requests to the Administrative Officer by email to preclearance@ralliant.com. You should submit preclearance requests at least one business day before your intended trade date.

2.    Your preclearance request should (1) briefly describe the proposed transaction, including the type of security involved (e.g., an open market sale of shares, a cashless sell-all option exercise, etc.), and (2) indicate the number of securities that are the subject of the proposed transaction. Your preclearance request must also include the following language:

By submitting this request to preclear a transaction in or relating to securities of Ralliant Corporation, I certify that (1) I have read and understand Ralliant’s Insider Trading Policy, (2) I am not aware of any material non-public information relating to Ralliant Corporation or any of its subsidiaries, and (3) this proposed transaction will be effected in full compliance with Ralliant’s Insider Trading Policy and applicable law. I agree that if I (i) become aware of any material non-public information about Ralliant Corporation or any of its subsidiaries, or (ii) become subject to a blackout period (as defined in Ralliant’s Insider Trading Policy), in each case at any time after my proposed transaction is precleared and before it is fully executed, I will immediately stop the proposed transaction and contact Ralliant’s Administrative Officer.

3.    In addition, any preclearance request by a Section 16 Insider must also indicate whether the insider has effected any non-exempt, “opposite-way” transactions under Section 16 within the past six months.

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